SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                              RULE 13a-16 OR 15d-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2001




                             World Heart Corporation

                                 1 Laser Street
                                 Ottawa, Ontario
                                     K2E 7V1







Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X      Form 40-F
                                        --              --


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes              No X
                                 --               --


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

                                  NEWS RELEASE


For immediate release


                             WORLD HEART CORPORATION
                   ANNOUNCES CLOSING OF $20 MILLION FINANCING


OTTAWA, Ontario - December 20, 2001: (NASDAQ: WHRT, TSE: WHT) World Heart Corporation ("WorldHeart" or the "Corporation") announces that it has completed the previously announced sale of 3,027,000 special warrants ("Special Warrants") at a price of Cdn $5.50 per Special Warrant, for gross proceeds of $16,648,500. Each Special Warrant is exercisable, without additional consideration, for one Unit, with each Unit representing one common share of the Corporation, and a warrant to purchase a common share. Each warrant will be exercisable into one common share at an exercise price of Cdn $6.01 per share for a period of two years. The Corporation also announced the closing of a separate transaction, whereby a labour sponsored venture capital corporation has purchased, at a price of Cdn $5.50 per share, shares of a new research and development corporation for gross proceeds of $3,503,500. These shares will be exchangeable for an equivalent number of Units. The financing was led by Yorkton Securities Inc. in Canada and the syndicate included First Associates Investments Inc. The total gross proceeds from both transactions are $20,152,000.

Prior to the exercise of the Special Warrants, WorldHeart has 14,943,127 common shares issued and outstanding.

WorldHeart intends to use the proceeds from these private placements towards continued funding of its pre-clinical and clinical trials for its HeartSaverVAD(TM), clinical trial funding and marketing expenses related to its Novacor(R) LVAS, and general corporate purposes.

The Special Warrants and the underlying common shares will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons unless an exemption from such registration is available.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) Left Ventricular Assist System (LVAS) is already well established in the marketplace and its next generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.


                                   WORLDHEART
     WORLD HEART CORORATION - 1 LASER STREET OTTAWA, ONTARIO, CANADA K2E 7V1
                   PHONE: (613) 226-4278 - FAX: (613) 226-1008
                               www.worldheart.com

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars



For further information, contact:


Shareholder and Financial Community
Ian W. Malone
Vice-President Finance and Chief Financial Officer
Ph: 613-226-4278 x 2300
Email: ian.malone@worldheart.com

Media
Michelle Banning, Manager Corporate Communications
Ph: 613-226-4278 x 2995
Email: michelle.Banning@worldheart.com

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


Date: December 21, 2001                 By:  /s/ Ian Malone
                                            ------------------------------------
                                            Name:   Ian Malone

                                            Title:  Vice President Finance and
                                                    Chief Financial Officer